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________________________________________________________________________________
________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                               (FINAL AMENDMENT)

                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                            ------------------------

                     FIRST OF MICHIGAN CAPITAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             FMCC ACQUISITION CORP.
                             FAHNESTOCK & CO. INC.
                         FAHNESTOCK VINER HOLDINGS INC.
                                   (BIDDERS)

                            ------------------------

                          COMMON STOCK, $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  320862 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            MR. ALBERT G. LOWENTHAL
                           C/O FAHNESTOCK & CO. INC.
                                110 WALL STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 668-8000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                    COPY TO:

                             JAMES P. GERKIS, ESQ.
                       WHITMAN BREED ABBOTT & MORGAN LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 351-3000

________________________________________________________________________________
________________________________________________________________________________


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

      CUSIP No. 320862 10 5

1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      FMCC Acquisition Corp.

-----------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                           (b)[x]
-----------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                                                          AF
-----------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                 [ ]
-----------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                                               Delaware
-----------------------------------------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                       2,491,079 Shares (see Items 6 and 7)
-----------------------------------------------------------------------------------------------------------------
8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                        [ ]
-----------------------------------------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      99.7% of the shares outstanding on July 16, 1997
-----------------------------------------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON                                                                                 CO

                               Page 2 of 8 Pages


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

      CUSIP No. 320862 10 5

1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON
      Fahnestock & Co. Inc.
-----------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                           (b)[x]
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3     SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                                                          WC
-----------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                [ ]
      PURSUANT TO ITEMS 2(e) or 2(f)
-----------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                                               New York
-----------------------------------------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                       2,491,079 Shares (see Items 6 and 7)
-----------------------------------------------------------------------------------------------------------------
8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                        [ ]
-----------------------------------------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      99.7% of the shares outstanding on July 16, 1997
-----------------------------------------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON                                                                                 CO

                               Page 3 of 8 Pages


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

      CUSIP No. 320862 10 5

1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Fahnestock Viner Holdings Inc.
-----------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                           (b)[x]
-----------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                                                          AF
-----------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                 [ ]
-----------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                                                Ontario
-----------------------------------------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                       2,491,079 Shares (see Items 6 and 7)
-----------------------------------------------------------------------------------------------------------------
8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                        [ ]
-----------------------------------------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      99.7% of the shares outstanding on July 16, 1997
-----------------------------------------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON                                                                                 CO

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

      CUSIP No. 320862 10 5

1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Albert G. Lowenthal
-----------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a)[ ]
                                                                                                           (b)[x]
-----------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                                                          AF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                 [ ]
-----------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                                          United States
-----------------------------------------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                       2,491,079 Shares (see Items 6 and 7)
-----------------------------------------------------------------------------------------------------------------
8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                                    [ ]
-----------------------------------------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      99.7% of the shares outstanding on July 16, 1997
-----------------------------------------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON                                                                                 IN

                               Page 5 of 8 Pages





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
     This Amendment No. 2 supplements and amends, and constitutes the final amendment to, the Tender Offer Statement on Schedule 14D-1, as amended to date (the 'Schedule 14D-1'), filed by FMCC Acquisition Corp., Fahnestock & Co. Inc. and Fahnestock Viner Holdings Inc., relating to a tender offer to purchase all outstanding shares of common stock, par value $.10 per share, of First of Michigan Capital Corporation, a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

     This Amendment No. 2 to the Schedule 14D-1 also constitutes Amendment No. 3 to the Statement on Schedule 13D included as part of the Schedule 14D-1, as amended to date (the 'Schedule 13D'), with respect to Shares that any of the Reporting Persons (as defined in Schedule 13D) may be deemed to beneficially own. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3 is hereby supplemented and amended by adding at the end thereof the following information:

          As previously disclosed in the Supplement, the mechanics of the closing of the purchase of the Sellers Shares pursuant to the Purchase Agreement may be effected by a tender of the Sellers Shares into the Offer. Letter agreements, each dated July 15, 1997 (the 'Letter Agreements'), were entered into by Sellers and Buyer to implement such a tender of the Sellers Shares into the Offer. Copies of the Letter Agreements are attached as Exhibits (c)(11) and (c)(12) hereto, respectively, and are incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby supplemented and amended by adding at the end thereof the following information:

          Following the expiration of the Offer at 12:00 Midnight, New York City time, on July 16, 1997, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer and not withdrawn. Purchaser has been informed by the Depositary that 2,491,079 Shares (including 3,471 Shares tendered pursuant to guaranteed delivery procedures), representing approximately 99.7% of the outstanding Shares, were validly tendered and not withdrawn. Included in such number are the 1,418,351 Sellers Shares subject to the Purchase Agreement and which were tendered by the Sellers into the Offer pursuant to the Letter Agreements, copies of which are attached as Exhibits (c)(11) and (c)(12) hereto, respectively, and are incorporated herein by reference. A copy of the press release issued prior to 9:00 a.m., New York City time, on July 17, 1997 with respect to the foregoing is attached as Exhibit (a)(11) hereto and is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 is hereby supplemented and amended by adding at the end thereof the following information:

          As previously disclosed in the Supplement, the mechanics of the closing of the purchase of the Sellers Shares pursuant to the Purchase Agreement may be effected by a tender of the Sellers Shares into the Offer. The Letter Agreements were entered into by Sellers and Buyer to implement such a tender of the Sellers Shares into the Offer. Copies of the Letter Agreements are attached as Exhibits (c)(11) and (c)(12) hereto, respectively, and are incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following:

    (a)(11)   -- Press Release issued by Holdings and the Company on July 17, 1997.
    (c)(11)   -- Letter Agreement, dated July 15, 1997, between Sellers and Purchaser, receipt of which was acknowledged by the Escrow Agent and the Depositary.
    (c)(12)   -- Letter Agreement, dated July 15, 1997, among Sellers, Purchaser, the Escrow Agent and the
                Depositary.

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
                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 1997

                                          FAHNESTOCK VINER HOLDINGS INC.

                                          By:       /s/ ALBERT G. LOWENTHAL
                                             ...................................
                                            Name: Albert G. Lowenthal
                                            Title: Chairman

                                          FAHNESTOCK & CO. INC.

                                          By:       /s/ ALBERT G. LOWENTHAL
                                             ...................................
                                            Name: Albert G. Lowenthal
                                            Title: Chairman

                                          FMCC ACQUISITION CORP.

                                          By:       /s/ ALBERT G. LOWENTHAL
                                             ...................................
                                            Name: Albert G. Lowenthal
                                            Title: Chairman

                                                    /s/ ALBERT G. LOWENTHAL*
                                              ..................................
                                                     Albert G. Lowenthal

------------

* For purposes of Amendment No. 3 to the Schedule 13D only.

                               Page 7 of 8 Pages


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
                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                          DESCRIPTION OF EXHIBIT                                          PAGE
-------   ---------------------------------------------------------------------------------------------------   ----

(a)(1)    -- Offer to Purchase dated June 11, 1997...........................................................     *
(a)(2)    -- Letter of Transmittal...........................................................................     *
(a)(3)    -- Notice of Guaranteed Delivery...................................................................     *
(a)(4)    -- Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees................     *
(a)(5)    -- Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees.........................................................................................     *
(a)(6)    -- Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9...........     *
(a)(7)    -- Press Release issued by Holdings and the Company on June 12, 1997...............................     *
(a)(8)    -- Press Release issued by Holdings and the Company on June 18, 1997...............................     *
(a)(9)    -- Supplement relating to the Offer to Purchase, dated July 1, 1997................................     *
(a)(10)   -- Press Release issued by Holdings and the Company on July 1, 1997................................     *
(a)(11)   -- Press Release issued by Holdings and the Company on July 17, 1997...............................
(b)       -- None............................................................................................
(c)(1)    -- Securities Purchase Agreement dated June 11, 1997, between 1888 Limited Partnership ('1888'),
            DST Systems Inc. ('DST' and together with 1888, the 'Sellers') and Purchaser.....................     *
(c)(2)    -- Sellers Escrow Agreement, dated June 11, 1997, among the Sellers, The Bank of New York, as
            escrow agent (the 'Escrow Agent') and Purchaser..................................................     *
(c)(3)    -- Tender Offer Agreement dated June 11, 1997, among the Sellers, the Company and FMCC Acquisition
            Corp.............................................................................................     *
(c)(4)    -- Tender Escrow Agreement dated June 11, 1997, among Sellers, the Company, Purchaser and the
            Escrow Agent.....................................................................................     *
(c)(5)    -- Memorandum of Understanding dated June 11, 1997.................................................     *
(c)(6)    -- Letter Agreement, dated June 17, 1997, among the Sellers, the Company and Purchaser, relating to
            the Tender Offer Agreement.......................................................................     *
(c)(7)    -- Confidential Disclosure and Standstill Agreement dated June 6, 1997 between the Company and
            Holdings.........................................................................................     *
(c)(9)    -- Letter, dated June 25, 1997, to the Company from Purchaser designating individuals to be elected
            to the Board of Directors of the Company.........................................................     *
(c)(10)   -- Letter, dated June 25, 1997, to the Sellers from Purchaser designating individuals to be elected
            to the Board of Directors of the Company.........................................................     *
(c)(11)   -- Letter Agreement, dated July 15, 1997, between Sellers and Purchaser, receipt of which was acknowledged by the Escrow Agent and the Depositary..............................................
(c)(12)   -- Letter Agreement, dated July 15, 1997, among Sellers, Purchaser, the Escrow Agent and the
            Depositary.......................................................................................
(d)       -- None............................................................................................
(e)       -- Not applicable..................................................................................
(f)       -- None............................................................................................

------------
* Previously filed.

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